UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File No. 333-32245

                           NOTIFICATION OF LATE FILING

(Check one)
[   ] Form 10-K and Form 10-KSB
[   ] Form 20-F
[   ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB
[   ] Form N-SAR

For Period Ended September 30, 2001

_____ Transition Report on Form 10-K and Form 10-KSB
_____ Transition Report on Form  20-F
_____ Transition Report on Form 11-K
_____ Transition Report on Form 10-Q and Form 10-QSB
_____ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION

Full Name of Registrant:  Heartland Bancshares, Inc.

Former Name of Registrant:  Not applicable

Address of Principal Executive Office (Street and Number):

420 North Morton Street
Franklin, Indiana  46131


PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Jeffery D. Joyce, the Chief Financial Officer (who is the principal financial and chief accounting officer) of Heartland Bancshares, Inc., became ill on November 12, 2001. This officer is a required signatory, and is a person upon whom Heartland Bancshares, Inc., has relied in connection with assuring the completeness and accuracy of the entire Form 10-QSB to which this notification relates. He is temporarily physically unable to complete his review of the financial statements and related narrative discussion and other information and exhibits required to be included in the Form 10-QSB for the quarterly period ended September 30, 2001, on or before November 14, 2001, the prescribed due date. This illness could not have been anticipated and therefore the reason for the delay could not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Steve Bechman, President, Heartland Bancshares, Inc., (317) 738-3915

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

As publicly announced on October 17, 2001, Heartland Bancshares, Inc. recorded net income of $418,000 or $.31 per share for the third quarter of 2001, which exceeded third quarter income during 2000, which was $356,000 or $.27 per share. Net income for the nine months ended September 30, 2001 was $916,000 or $.69 per share compared to $871,000 or $.66 per share for the same period in 2000.

                                    Signature
                                    ---------

Heartland Bancshares, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Dated:  November 14, 2001

HEARTLAND BANCSHARES, INC.



By: /s/ Steve Bechman
-----------------------------------------
    Steve Bechman
    President and Chief Executive Officer